UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009
and for the Year Ended December 31, 2010

HARRIS CORPORATION RETIREMENT PLAN
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee of the
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Harris Corporation Retirement Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Certified Public Accountants
Boca Raton, Florida
June 21, 2011

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
ASSETS
Investments at fair value:
Interest bearing cash	$9,069,510	$6,501,387
Preferred stocks	1,523,197	534,114
Common stocks	578,815,864	524,342,000
Registered investment companies	414,611,383	365,705,896
Common/collective trust funds	1,769,944,905	1,405,166,256
Synthetic guaranteed investment contract wrappers	2,017,934	301,449
Corporate bonds and debentures	—	46,671,974
Municipal and provincial bonds	—	522,047
Foreign bonds	—	4,725,899
U.S. Government securities	—	137,560,171

Total investments at fair value	2,775,982,793	2,492,031,193
Receivables:
Accrued interest and dividends	503,370	2,152,870
Notes receivable from participants	43,121,494	39,452,348
Transfers in	18,549,367	—
Due from broker for securities sold	113,197	5,573,726

Total receivables	62,287,428	47,178,944

Total assets	2,838,270,221	2,539,210,137
LIABILITIES
Accrued administrative expenses	449,386	417,466
Due to broker for securities purchased	351,447	4,909,940

Total liabilities	800,833	5,327,406

Net assets available for benefits at fair value	2,837,469,388	2,533,882,731
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,169,928)	8,865,730

Net assets available for benefits	$2,825,299,460	$2,542,748,461

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$260,685,809
Interest	2,339,286
Dividends	9,175,423

Total	272,200,518
Contributions:
Participant rollovers	12,999,457
Employer matching	55,694,302
Participant (other than rollovers)	107,485,258

Total contributions	176,179,017
Interest on notes receivable from participants	2,163,683
Transfers into the Plan from another plan	19,433,706

Total additions	469,976,924

Deductions from net assets attributed to:
Benefits paid to participants	182,597,092
Administrative expenses	4,828,833

Total deductions	187,425,925

Net increase	282,550,999
Net assets available for benefits:
Beginning of year	2,542,748,461

End of year	$2,825,299,460

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2010 and 2009
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.	General — The Plan is a defined contribution plan with a 401(k) feature covering substantially all eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.	Contributions — Participants may contribute a percentage of both pre-tax and after-tax eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4%, 5% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed the Plan’s service requirement (either six months or one year, depending on business unit). Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2010, no profit sharing contributions were made; instead, the Company’s cash-based Performance Reward Plan permitted each participant eligible for such plan to elect a special, unmatched pre-tax contribution to the Plan of 0%, 50% or 100% of the amount, if any, otherwise payable to the participant by the Company in cash under the Performance Reward Plan, subject to Code limitations. In addition, participants may rollover amounts to the Plan from other qualified plans.

C.	Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period.

D.	Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s cash-based Performance Reward Plan, and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax and rollover contributions plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions more quickly than described above.

A participant also becomes 100% vested in Employer contributions upon his or her termination of employment after attaining age 55 or on account of his or her death or disability.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2010 and 2009 were $1,050,569 and $931,697, respectively. For the year ended December 31, 2010, Company contributions to the Plan were reduced by $770,900 from forfeited non-vested accounts. There were no reductions in Company contributions to the Plan from forfeited non-vested accounts for the period from July 4, 2009 through December 31, 2009.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Employer and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the “Employer Summary Plan Description,” which is available to all participants. In the event no investment option is selected by the participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Employer Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis. Certain prior year data have been reclassified to conform to the presentation for the year ended December 31, 2010.
Recent Accounting Pronouncements
Fair Value Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” expanding the required disclosures about fair value measurements. Specifically, this update requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This update is effective for annual reporting periods beginning after December 15, 2009 except for the portion described in clause (ii) above which is effective for fiscal years beginning after December 15, 2010. The Plan adopted this update in its entirety effective January 1, 2010. The Plan’s adoption of this update did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Reporting Loans to Participants — In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.” This update requires participant loans to be measured at their unpaid principal balance plus accrued, unpaid interest and classified as notes receivable from participants. Previously, participant loans were measured at fair value and classified as investments. This update is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The Plan adopted this update effective January 1, 2010. The Plan’s adoption of this update did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits and did not change the amount reported for participant loans from the amount previously reported at December 31, 2009. The amount reported for participant loans at December 31, 2009, however, has been reclassified to “Notes receivable from participants” on the Statements of Net Assets Available for Benefits in accordance with this update.
Fair Value Measurement — In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and International Financial Reporting Standards. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.
Valuation of Investments — The Plan’s investments are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market values are not available are stated at fair values as reported by the trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Synthetic Guaranteed Investment Contracts — During 2010 and 2009, the Plan held synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the synthetic GICs was determined using a discounted cash flow method or quoted market value of underlying investments. The fair value of the contract wrapper was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $2,017,934 and $301,449 at December 31, 2010 and 2009, respectively. The Plan values all investments at fair value. See Note 7 — Financial Instruments for further discussion of fair value measurements.
The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.
The investments in synthetic GICs are presented at fair value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
The average yield based on actual earnings was approximately 2.44% at December 31, 2010 and 3.65% at December 31, 2009. The average yield based on interest rate credited to participants was approximately 2.95% at December 31, 2010 and 2.99% at December 31, 2009.
Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the trustee from the assets of the trust.
NOTE 3 — INVESTMENTS
For the year ended December 31, 2010, the Plan’s investments (including investments bought, sold and held during such period) appreciated or depreciated in value as follows:
Net appreciation (depreciation) in fair value as determined by quoted market prices:

Preferred stocks	$46,169
Common stocks	64,414,370
Registered investment companies	8,960,678
Corporate bonds and debentures	502,425
Municipal and provincial bonds	4,355
Foreign bonds	13,927
U.S. Government securities	(631,356)

73,310,568

Net appreciation in fair value as determined by investee company/trustee:
Common/collective trust funds	187,375,241

Total net appreciation in fair value	$260,685,809

The fair value of individual investments that represent 5% or more of Plan net assets at December 31, 2010 and 2009 is as follows:

	December 31,	December 31,
	2010	2009
MFB NT Collective Russell 1000 Index Fund — Non Lending	$235,701,276	$204,983,028
MFB NT Collective Aggregate Bond Index Fund — Non Lending	266,849,987	*
MFO Prin Global Invs COLTV Invt TR Diversified Intl Eqty FD 50 BP Fee CL	175,198,638	165,617,701
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund D	*	128,076,521
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	268,651,480	282,397,785
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	206,810,467	*

*	Investment was below 5% of Plan net assets at end of year.
NOTE 4 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions under the provisions of ERISA.
The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) at December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2423236	$109,772,591	2481219	$117,981,963

Common/collective trust funds
MFB NT Collective Russell	19392898	235,701,276	19576261	204,983,028
1000 Index Fund — Non Lending
MFB NT Collective	2365125	266,849,987	358274	37,922,198
Aggregate Bond Index Fund — Non Lending
MFB NT Collective	758476	108,062,347	584224	64,751,878
Extended Equity Index Fund — Non Lending
NTGI-QM Collective Daily	—	—	40675	16,407,031
Aggregate Bond Fund Lending Tier H
NTGI-QM Collective Daily	—	—	62449	14,962,853
Extended Equity Market Index Fund — Lending
NTGI-QM Coltv Daily Russell	—	—	43713	6,676,328
1000 Equity Index Fund — Lending
NTGI-QM Coltv Daily Russell	—	—	10658	1,898,007
2000 Growth Equity Index Fund Lending
NTGI-QM Coltv Daily S&P 500	—	—	24696	79,359,268
Equity Index Fund — Lending
NT Collective S&P 500	55654	206,810,467	35376	114,242,730
Index Fund-DC-Non Lending (Tier J)
NTGI Coltv	2834041	2,834,040	6331521	6,331,521
Govt STIF Registered
During 2010, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$10,799,861	$12,221,200

Common/collective trust funds
MFB NT Collective Russell	57,814,129	65,420,920
1000 Index Fund — Non Lending
MFB NT Collective	44,551,555	23,480,734
Extended Equity Index Fund — Non Lending
NTGI-QM Collective Daily	—	17,275,511
Aggregate Bond Fund Lending Tier H

	Purchases	Sales
NTGI-QM Collective Daily Extended Equity Market Index Fund — Lending	—	15,412,909
NTGI-QM Coltv Daily Russell 1000 Equity Index Fund — Lending	—	6,654,266
NTGI-QM Coltv Daily Russell 2000 Growth Equity Index Fund Lending	—	1,912,881
NTGI-QM Coltv Daily S&P 500 Equity Index Fund — Lending	—	80,890,183
MFB NT Collective Aggregate Bond Index Fund — Non Lending	60,480,794	48,911,433
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	108,351,041	122,067,105
NTGI Coltv Govt STIF Registered	*	*

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.
On July 30, 2010, Harris Corporation, the Plan sponsor, acquired CapRock Holdings, Inc. and its subsidiaries, including CapRock Communications, Inc., after which the Plan Administrator became the administrator of the CapRock Communications, Inc. 401(k) Plan (the “CapRock Plan”). As described in Note – 9 Transfers Into The Plan, the assets of the CapRock Plan were transferred into the Plan effective December 31, 2010, and the Plan recorded a receivable of $18,549,367 under “Transfers in” on the Statement of Net Assets Available for Benefits at December 31, 2010 in respect of the amount due from the CapRock Plan, which the Plan collected on January 12, 2011.
NOTE 5 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated April 21, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended and restated on multiple occasions, most recently effective January 1, 2011. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is exempt from taxation. On January 25, 2011, a request was filed with the Internal Revenue Service for a favorable determination that the Plan continues to be qualified under Section 401(a) of the Code and that the related trust continues to be exempt from taxation. The Plan has not received a response from the Internal Revenue Service with respect to this request.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2006.
NOTE 6 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 7 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.
The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, preferred stocks, common stocks, registered investment companies, U.S. Government securities, corporate bonds and debentures, municipal and provincial bonds and foreign bonds. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of common/collective trust funds and synthetic guaranteed investment contract wrappers. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2010 and 2009, there were no Level 3 assets held by the Plan.
Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at December 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$9,069,510	$—	$—	$9,069,510
Preferred stocks	1,523,197	—	—	1,523,197
Common stocks:
Information technology	195,827,925	—	—	195,827,925
Industrial	50,288,305	—	—	50,288,305
Consumer	92,921,314	—	—	92,921,314
Financial	77,175,362	—	—	77,175,362
Energy	61,507,061	—	—	61,507,061
Health care	40,232,910	—	—	40,232,910
Other	60,862,987	—	—	60,862,987

Total common stocks	578,815,864	—	—	578,815,864
Registered investment companies:
International equity funds	175,198,638	—	—	175,198,638
Small company funds	93,267,064	—	—	93,267,064
U.S. Government securities money market funds	68,290,989	—	—	68,290,989
Technology funds	68,974,653	—	—	68,974,653
Other funds	8,880,039	—	—	8,880,039

Total registered investment companies	414,611,383	—	—	414,611,383
Common/collective trust funds (a):
Index funds	—	1,081,019,903	—	1,081,019,903
Fixed income funds	—	675,818,875	—	675,818,875
Other funds	—	13,106,127	—	13,106,127

Total common/collective trust funds (a)	—	1,769,944,905	—	1,769,944,905
Synthetic guaranteed investment contract wrappers	—	2,017,934	—	2,017,934

Total Assets Measured at Fair Value	$1,004,019,954	$1,771,962,839	$—	$2,775,982,793

Assets measured at fair value on a recurring basis at December 31, 2009 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$6,501,387	$—	$—	$6,501,387
Preferred stocks	534,114	—	—	534,114
Common stocks:
Information technology	144,537,873	—	—	144,537,873
Industrial	89,683,609	—	—	89,683,609
Consumer	80,448,698	—	—	80,448,698
Financial	72,967,211	—	—	72,967,211
Energy	42,307,358	—	—	42,307,358
Health care	30,999,678	—	—	30,999,678
Other	63,397,573	—	—	63,397,573

Total common stocks	524,342,000	—	—	524,342,000
Registered investment companies:
International equity funds	165,617,701	—	—	165,617,701
Small company funds	73,158,777	—	—	73,158,777
U.S. Government securities money market funds	71,197,387	—	—	71,197,387
Technology funds	50,194,140	—	—	50,194,140
Other funds	5,537,891	—	—	5,537,891

Total registered investment companies	365,705,896	—	—	365,705,896
Common/collective trust funds (a):
Index funds	—	718,915,295	—	718,915,295
Fixed income funds	—	663,512,409	—	663,512,409
Other funds	—	22,738,552	—	22,738,552

Total common/collective trust funds (a)	—	1,405,166,256	—	1,405,166,256
Synthetic guaranteed investment contract wrappers	—	301,449	—	301,449
Corporate bonds and debentures	46,671,974	—	—	46,671,974
Municipal and provincial bonds	522,047	—	—	522,047
Foreign bonds	4,725,899	—	—	4,725,899
U.S. Government securities	137,560,171	—	—	137,560,171

Total Assets Measured at Fair Value	$1,086,563,488	$1,405,467,705	$—	$2,492,031,193

(a)	Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. common stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with accounting principles generally accepted in the United States and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$2,825,299,460	$2,542,748,461
Benefits due to participants	(292,145)	(702,072)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	12,169,928	(8,865,730)

Net assets available for benefits per the Form 5500	$2,837,177,243	$2,533,180,659

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Benefits paid to participants per the financial statements	$182,597,092
Add: benefits due but unpaid at December 31, 2010	292,145
Less: benefits due but unpaid at December 31, 2009	(702,072)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$182,187,165

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net increase in Plan assets per the financial statements	$282,550,999
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	8,865,730
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	12,169,928
Benefits due but unpaid at December 31, 2010	(292,145)
Benefits due but unpaid at December 31, 2009	702,072

Net income and transfers in per the Form 5500	$303,996,584

NOTE 9 — TRANSFERS INTO THE PLAN
During 2010 the Plan received $19,433,706 in transfers into the Plan in connection with the Company’s acquisitions of Patriot Technologies, LLC and CapRock Holdings, Inc. The assets of the Patriot Technologies, LLC 401(k) Plan were transferred into the Plan on June 16, 2010. The assets of the CapRock Plan were transferred into the Plan effective December 31, 2010. The Plan recorded the transfer from the CapRock Plan as a receivable of $18,549,367 as of December 31, 2010. The receivable from the CapRock Plan was collected subsequent to year end on January 12, 2011.

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value

	Value of Interest in Interest Bearing Cash
	Interest bearing cash	9,069,510		$9,069,510

	Total Value of Interest in Interest Bearing Cash			$9,069,510

	Value of Interest in Preferred Stocks
	GENERAL MOTORS CO JR PFD CONV SER B 4.75%	28150		$1,523,197

	Total Value of Interest in Preferred Stocks			$1,523,197

	Value of Interest in Common Stocks
	1ST HORIZON NATL CORP COM	164564		$1,938,564
	3M CO COM	61300		5,290,190
	ACCENTURE PLC SHS CL A NEW	33623		1,630,379
	ACI WORLDWIDE INC COM STK	80567		2,164,835
	ADR ASML HOLDING NV NY REGISTERED SHS	57100		2,189,214
	ADR BAIDU INC SPONSORED ADR	8500		820,505
	ADR BP P L C SPONSORED ADR	51056		2,255,144
	ADR CTRIP COM INTL LTD AMERICAN DEP SHS AMERICAN DEP SHS	11800		477,310
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	75100		5,015,178
	ALEXION PHARMACEUTICALS INC COM	24500		1,973,475
	ALLERGAN INC COM	47000		3,227,490
	ALLSTATE CORP COM	64200		2,046,696
	AMAZON COM INC COM	56321		10,137,780
	AMERICAN EXPRESS CO	118700		5,094,604
	AMERICAN TOWER CORP CL A	16622		858,360
	AMGEN INC COM	23500		1,290,150
	ANADARKO PETRO CORP COM	41000		3,122,560
	ANALOG DEVICES INC COM	67500		2,542,725
	APPLE INC COM STK	33300		10,741,248
	APPLIED MATERIALS INC COM	131200		3,820,195
	ARCHER-DANIELS-MIDLAND CO COM	22500		676,800

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value
	ASSOCTD BANC-CORP COM	132788		2,011,738
	AT&T INC COM	168541		4,951,735
	ATMEL CORP COM	238710		2,940,907
	AVERY DENNISON CORP COM	40900		1,731,706
	BAKER HUGHES INC COM	17300		989,041
	BANK NEW YORK MELLON CORP COM STK	78700		2,376,740
	BANK OF AMERICA CORP	318664		4,250,978
	BECKMAN COULTER INC COM	15400		1,158,542
	BED BATH BEYOND INC COM	67100		3,297,965
	BLOCK H & R INC COM	41900		499,029
	BOEING CO COM	32700		2,134,002
	BORG WARNER INC COM	25010		1,809,724
	BRISTOL MYERS SQUIBB CO COM	77900		2,062,792
	BROADCOM CORP CL A	19300		840,515
	C H ROBINSON WORLDWIDE INC COM NEW COM NEW	21000		1,683,990
	CABLEVISION NY GROUP CL A COM	59600		2,016,864
	CALPINE CORP COM NEW STK	112486		1,500,563
	CAMPBELL SOUP CO COM	29400		1,021,650
	CAP1 FNCL COM	36900		1,570,464
	CARNIVAL CORP COM PAIRED	33600		1,549,296
	CELGENE CORP COM	24000		1,419,360
	CENTERPOINT ENERGY INC COM	42700		671,244
	CHEVRON CORP COM	75678		6,905,618
	CHIPOTLE MEXICAN GRILL INC COM STK	1700		361,522
	CHUBB CORP COM	19600		1,168,944
	CISCO SYSTEMS INC	73800		1,492,974
	CLOROX CO COM	4300		272,104
	COMCAST CORP NEW-CL A	63900		1,403,883
	COMM BANCSHARES INC COM	27642		1,098,199
	COMPASS MINERALS INTL INC COM	21600		1,928,232
	COMPUTER SCI CORP COM	40100		1,988,960
	CONAGRA FOODS INC	41700		941,586
	CONCHO RES INC COM STK	20480		1,795,482
	CONOCOPHILLIPS COM	25000		1,702,500
	CONSTELLATION ENERGY GROUP INC MARYLAND COM	41100		1,258,893

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value
	COOPER COS INC COM NEW	12288		692,306
	COOPER INDUSTRIES PLC NEW IRELAND COM STK	33200		1,935,228
	CORNING INC COM	57600		1,112,832
	CREE INC COM	43300		2,853,037
	CROWN CASTLE INTL CORP COM STK	28200		1,236,006
	D R HORTON INC COM	31400		374,602
	DANAHER CORP COM	60852		2,870,389
	DELL INC COM STK	79400		1,075,870
	DENBURY RES INC HLDG CO COM NEW	103330		1,972,570
	DOLLAR GEN CORP NEW COM	20900		641,003
	DST SYS INC COM	23391		1,037,391
	DU PONT E I DE NEMOURS & CO COM STK	49500		2,469,060
	DUKE ENERGY CORP NEW COM STK	92900		1,654,549
	EATON CORP COM	11500		1,167,365
	EBAY INC COM USD0.001	73300		2,039,939
	EDWARDS LIFESCIENCES CORP COM	5900		476,956
	EHEALTH INC COM STK	37829		536,794
	ELECTR ARTS COM	48900		800,982
	ELI LILLY & CO COM	46300		1,622,352
	EMC CORP COM	52200		1,195,380
	EMERSON ELECTRIC CO COM	45600		2,606,952
	ENTERGY CORP NEW COM	39500		2,797,785
	EOG RESOURCES INC COM	21500		1,965,315
	EURONET WORLDWIDE INC COM	68392		1,192,756
	EXELON CORP COM	67200		2,798,208
	EXPEDITORS INTL WASH INC COM	29800		1,627,080
	EXPRESS SCRIPTS INC COM	30200		1,632,310
	EXXON MOBIL CORP COM	78226		5,719,885
	F5 NETWORKS INC COM STK	13000		1,692,080
	FASTENAL CO COM	15100		904,641
	FIRSTENERGY CORP COM	30035		1,111,896
	FMC TECHNOLOGIES INC COM	39500		3,511,945
	FORTUNE BRANDS INC COM	61100		3,681,275

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value
	FREEPORT-MCMORAN COPPER & GOLD INC	6700		804,603
	FRKLN RES INC COM	16726		1,860,098
	GAMESTOP CORP NEW CL A	85983		1,967,291
	GEN MTRS CO COM	40700		1,500,202
	GENERAL ELECTRIC CO	367300		6,717,917
	GENUINE PARTS CO COM	25200		1,293,768
	GENWORTH MI CANADA COM NPV	43700		1,213,388
	GOOGLE INC CL A CL A	15018		8,920,241
	GRAINGER W W INC COM	15000		2,071,650
	HARLEY DAVIDSON COM USD0.01	36900		1,279,323
	HARMAN INTL INDS INC NEW COM STK USD0.01	17112		792,286
	*HARRIS CORP COM	2423236		109,772,591
	HENRY JACK & ASSOC INC COM	49527		1,443,712
	HERSHEY CO FORMERLY HERSHEY FOODS CORP TO 04/19/2005 COM	74300		3,503,245
	HEWLETT PACKARD CO COM	51400		2,163,940
	HOME DEPOT INC COM	124500		4,364,970
	HONEYWELL INTL INC COM STK	57700		3,067,332
	HUMAN GENOME SCIENCES INC COM	17800		425,242
	ILL TOOL WKS INC COM	66400		3,545,760
	ILLUMINA INC COM	59200		3,749,728
	INTEGRATED DEVICE TECHNOLOGY INC COM	22574		150,343
	INTERCONTINENTALEXCHANGE INC COM	28400		3,383,860
	INTL FLAVORS & FRAGRANCES INC COM	39000		2,168,010
	INTL PAPER CO COM	113496		3,091,631
	INTUITIVE SURGICAL INC COM NEW STK	10500		2,706,375
	ITT CORP INC COM	38900		2,027,079
	JOHNSON & JOHNSON COM USD1	45000		2,783,250
	JPMORGAN CHASE & CO COM	226624		9,613,390
	JUNIPER NETWORKS INC COM	65779		2,428,561
	KEY ENERGY SVCS INC	105312		1,366,950
	KEYCORP NEW COM	123300		1,091,205
	KIMBERLY-CLARK CORP COM	38700		2,439,648
	LAS VEGAS SANDS CORP COM STK	68300		3,138,385
	LEGG MASON INC COM	67400		2,444,598
	LIBERTY MEDIA CORP NEW INTERACTIVE COM SER A	60500		954,085

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value
	LINCOLN NATL CORP COM	65123		1,811,071
	LIVE NATION ENTERTAINMENT INC	52611		600,818
	LOCKHEED MARTIN CORP COM	19600		1,370,236
	MACYS INC COM STK	44600		1,128,380
	MADISON SQUARE GARDEN INC CL A CL A	17350		447,283
	MAGELLAN HLTH SVCS INC COM NEW	18944		895,672
	MARRIOTT INTL INC NEW COM STK CL A	44612		3,998,599
	MARSH & MCLENNAN CO’S INC COM	98300		2,687,522
	MARSHALL & ILSLEY CORP NEW COM STK	67100		464,332
	MARVELL TECH GROUP COM USD0.002	54550		1,011,903
	MASCO CORP COM	107900		1,366,014
	MASTERCARD INC CL A	5300		1,187,783
	MATTEL INC COM	91800		2,334,474
	MC CORMICK & CO INC COM NON-VTG	24000		1,116,720
	MCGRAW-HILL COS COM USD1	71200		2,592,392
	MCKESSON CORP	28900		2,033,982
	MEADWESTVACO CORP COM	52000		1,360,320
	MERCK & CO INC NEW COM	70600		2,544,424
	MF GLOBAL HLDGS LTD COM	211639		1,769,302
	MGIC INVT CORP WIS COM	144615		1,473,627
	MGM RESORTS INTERNATIONAL COM	34900		518,265
	MICROSOFT CORP COM	112300		3,135,416
	MONEYGRAM INTL INC COM	219213		594,067
	MONSANTO CO NEW COM	44800		3,119,872
	MORGAN STANLEY COM STK USD0.01	24300		661,203
	MOSAIC CO COM	7200		549,792
	MURPHY OIL CORP COM	53700		4,003,335
	MYRIAD GENETICS INC COM	93047		2,125,193
	NATIONAL OILWELL VARCO COM STK	48000		3,228,000
	NETFLIX INC COM STK	9000		1,581,300
	NEW GOLD INC CDA COM	199491		1,947,032
	NEW YORK TIMES CO CL A ISIN #US6501111073	90000		882,000
	NIKE INC CL B	31000		2,648,020
	NISOURCE INC COM	134500		2,369,890
	NRG ENERGY INC COM NEW	24600		480,684

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value
	NUCOR CORP COM	60700		2,659,874
	NYSE EURONEXT COM STK	45700		1,370,086
	O REILLY AUTOMOTIVE INC NEW COM USD0.01	14100		851,922
	PARAMETRIC TECHNOLOGY CORP COM NEW STK	31292		705,009
	PEABODY ENERGY CORP COM STK	17300		1,106,854
	PEPSICO INC COM	20100		1,313,133
	PFIZER INC COM STK $.11 1/9 PAR	154047		2,697,363
	PG& E CORP COM	32500		1,554,800
	PICO HLDGS INC COM NEW STK	1327		42,199
	PINNACLE W. CAP CORP COM	32600		1,351,270
	PPL CORP COM ISIN US69351T1060	48200		1,268,624
	PRAXAIR INC COM	38100		3,637,407
	PRECISION CASTPARTS CORP COM	11200		1,559,152
	PRICELINE COM INC COM NEW STK	2800		1,118,740
	PROCTER & GAMBLE COM NPV	12700		816,991
	PROGRESS ENERGY INC COM	41000		1,782,680
	QUALCOMM INC COM	167600		8,294,524
	QWEST COMMUNICATIONS INTL INC COM	298500		2,271,585
	RANGE RES CORP COM	20600		926,588
	REGIONS FINL CORP NEW COM	135100		945,700
	ROCKWELL AUTOMATION	8400		602,364
	ROVI CORP COM	6100		378,261
	SALESFORCE COM INC COM STK	45500		6,006,000
	SCHLUMBERGER LTD COM COM	121914		10,179,819
	SCHWAB CHARLES CORP COM NEW	145000		2,480,950
	SIRONA DENTAL SYS INC COM STK	24168		1,009,739
	SLM CORP COM	122500		1,542,275
	SOUTHWESTERN ENERGY CO COM	40000		1,497,200
	SPECTRA ENERGY CORP COM STK	48900		1,222,011
	STANCORP FINL GROUP INC COM	31771		1,434,143
	STAPLES INC COM	99000		2,254,230
	STARBUCKS CORP COM	124800		4,009,824
	STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	14400		875,232
	STRYKER CORP	17600		945,120
	SUN LIFE FINANCIAL INC.	51800		1,559,180

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value
	SUN TR BANKS INC COM	67500		1,991,925
	SUNCOR ENERGY INC NEW COM STK	37000		1,416,730
	SUNOCO INC COM	39800		1,604,338
	SUSQUEHANNA BANCSHARES INC PA COM STK	108898		1,054,133
	TECO ENERGY INC COM	30200		537,560
	TEXAS INSTRUMENTS INC COM	16500		536,250
	TIFFANY & CO COM	20900		1,301,443
	TIME WARNER INC USD0.01	110900		3,567,653
	TORCHMARK CORP COM	20813		1,243,369
	UNION PAC CORP COM	9900		917,334
	UNITED PARCEL SVC INC CL B	58100		4,216,898
	US BANCORP	152100		4,102,137
	USG CORP COM NEW	40100		674,883
	VARIAN MEDICAL SYSTEMS INC	35000		2,424,800
	VERIZON COMMUNICATIONS COM	64634		2,312,605
	VERTEX PHARMACEUTICALS INC COM	9600		336,288
	VISA INC COM CL A STK	70000		4,926,600
	VODAFONE GROUP ORD USD0.11428571	423000		1,098,044
	VULCAN MATERIALS CO COM	45100		2,000,636
	WALT DISNEY CO	113200		4,246,132
	WASTE CONNECTIONS INC COM	7270		200,143
	WELLS FARGO & CO NEW COM STK	205400		6,365,346
	WEYERHAEUSER CO COM	46245		875,418
	WHIRLPOOL CORP COM	32400		2,878,092
	WHITNEY HLDG CORP COM	113158		1,601,186
	WPP PLC ORD GBP0.10	74500		920,880
	XCEL ENERGY INC COM	75700		1,782,729

	Total Value of Interest in Common Stocks			$578,815,864

	Value of Interest in Registered Investment Companies

	MFO ALLIANZ FDS RCM TECHNOLOGY FD INSTL CL	1404493.04		$68,974,653
	MFO BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	1072.6		12,936
	MFO HARTFORD SER FD INC SMALL CO HLS FD CL IA	5281260.7		93,267,064
	MFO MONEY MKT OBLIGS TR FEDT GOVT OBLIGSFD INSTL SHS	68290988.57		68,290,989
	MFO PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1028234.64		175,198,638

		(c)
		Description of Investment
		Including
		Maturity Date, Rate of Interest,
	(b)	Collateral, Par or Maturity Value
	Identity of Issue, Borrower, Lessor,	(In Shares/Par Value Except	(d)	(e)
(a)	or Similar Party	Notes Receivable from Participants)	Cost	Value
	MFO RESV INVT FDS INC	8867102.96		8,867,103

	Total Value of Interest in Registered Investment Companies			$414,611,383

	Value of Interest in Common/Collective Trust Funds
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND A	5981120		$127,347,619
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND D	11257065		130,263,040
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND F	21358670		268,651,480
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND G	39538999		39,538,999
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND L	11626194		120,289,823
	*MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2365125.25		266,849,987
	*MFB NT COLLECTIVE EXTENDED EQUITY INDEX FUND — NON LENDING	758475.97		108,062,347
	*MFB NT COLLECTIVE RUSSELL 1000 INDEX FUND — NON LENDING	19392897.52		235,701,276
	MFO BLACKROCK LIFEPATH INDEX RETMT NL F	1866603.97		24,900,497
	MFO BLACKROCK LIFEPATH INDEX 2015 NL F	2426212.08		34,088,280
	MFO BLACKROCK LIFEPATH INDEX 2020 NL F	2839384.96		41,369,839
	MFO BLACKROCK LIFEPATH INDEX 2025 NL F	3221595.16		48,517,223
	MFO BLACKROCK LIFEPATH INDEX 2030 NL F	2183866.02		33,762,569
	MFO BLACKROCK LIFEPATH INDEX 2035 NL F	1581415.99		25,065,443
	MFO BLACKROCK LIFEPATH INDEX 2040 NL F	1365336.19		22,132,100
	MFO BLACKROCK LIFEPATH INDEX 2045 NL F	1188354.87		19,702,924
	MFO BLACKROCK LIFEPATH INDEX 2050 NL F	831772.31		14,056,952
	*NT COLLECTIVE S&P 500 INDEX FUND-DC-NON LENDING (TIER J)	55653.77		206,810,467
	*NTGI COLTV GOVT STIF REGISTERED	2834040.95		2,834,040

	Total Value of Interest in Common/Collective Trust Funds			$1,769,944,905

	Value of Interest in Synthetic Guaranteed Investment Contract Wrappers
	GIC NATIXIS FINANCIAL PRODUCTS CONTRACT NUMBER 1121-03 RATE 2.17% MATURITY 00/00/0000 SYNTHETIC WRAPPER			$—
	JP MORGAN CHASE BANK NA CONTRACT NUMBER AHARRIS-01 RATE 2.79% MATURITY 00/00/0000 SYNTHETIC WRAPPER			568,387
	STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 2.03% MATURITY 00/00/0000 SYNTHETIC WRAPPER			367,261
	PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G- 27236.01.0001 RATE 3.83% MATURITY 00/00/0000 SYNTHETIC WRAPPER			416,291
	MONUMENTAL LIFE INSURANCE CO. CONTRACT NUMBER MDA00808TR RATE 3.83% MATURITY 00/00/000 SYNTHETIC WRAPPER			118,787
	RABOBANK NEDERLAND CONTRACT NUMBER HRS090701 RATE 4.15% MATURITY 00/00/0000 SYNTHETIC WRAPPER			547,208

	Total Value of Interest in Synthetic Guaranteed Investment Contract Wrappers			$2,017,934

	Value of Interest in Notes Receivable from Participants
	*NOTES RECEIVABLE FROM PARTICIPANTS	3.25% TO 9.5% Maturing through 2026		$43,121,494

	Total Value of Interest in Notes Receivable from Participants			$43,121,494

	Total Investments including Notes Receivable from Participants			$2,819,104,287

Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator
By:	/s/ Brenda D. Sheets
Brenda D. Sheets, Chairperson

Date: June 21, 2011